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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 14)*



                                 INCOMNET, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    453365207
                 ----------------------------------------------
                                 (CUSIP Number)


  John P. Casey, 10220 River Road, Suite 115, Potomac, MD 20854 (301) 983-5000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                October 13, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------                                                   -------------------------
CUSIP NO. 453365207                                                               PAGE 2 OF 4 PAGES
---------------------------                                                   -------------------------

-------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          JOHN P. CASEY - SS# ###-##-####
-------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                (a) [ ]
                                                                                                (b) [X]

-------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


-------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS

                          00
-------------------------------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)  [ ]


-------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                          United States
-------------------------------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                    6,035,504*
                       --------------------------------------------------------------------------------
      NUMBER OF              8      SHARED VOTING POWER
        SHARES
     BENEFICIALLY                           102,000 (children's trust; 1/3 voting trustee)
    OWNED BY EACH
      REPORTING
     PERSON WITH
                       --------------------------------------------------------------------------------
                             9      SOLE DISPOSITIVE POWER

                                    6,035,504*
                       --------------------------------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                            102,000 (children's trust; 1/3 voting trustee)

-------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    6,137,504*
-------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    [X]

                                           *
-------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    30.69%   (See Item 5)*
-------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON

                          IN
-------------------------------------------------------------------------------------------------------

* Does not include shares of common stock issuable on the conversion of 725.473 shares of Series A Convertible Preferred Stock of Incomnet and 872.738 shares of Series B Convertible Preferred Stock of Incomnet (collectively, the "Preferred Shares") which Mr. Casey has an option (the "Option") to purchase, exercisable at any time prior to November 5, 1998. Although the Preferred Shares are convertible at any time, and the current owners of the Preferred Shares attempted to convert them in June 1998, Incomnet does not currently have sufficient authorized but unissued shares of common stock to effect the conversion of the Preferred Shares into common stock. According to Incomnet's Form 10-Q filed August 14, 1998, if the Preferred Shares were converted in June, 1998, they would have converted into 8,459,970 shares of Incomnet common stock. See Items 4 and 5 of Amendment No. 9 concerning the Preferred Shares.

                                                               -----------------
                                                               Page 3 of 4 Pages
                                                               -----------------

        This Statement is the fourteenth Amendment to the Statement on Schedule 13D filed on April 7, 1998 (as previously amended, the "Statement") with the Securities and Exchange Commission by Mr. John P. Casey in connection with his beneficial ownership of shares (the "Shares") of common stock of Incomnet, Inc. ("Incomnet" or the "Issuer"). All capitalized terms used and not defined in this Amendment No. 14 have the meanings given to them in the Statement.

Item 5. Interest in Securities of the Issuer.

        As previously disclosed in Amendment No. 6 to Mr. Casey's Statement, Mr. Casey purchased from Robert Cohen, Stefanie Rubin, Allyson Cohen, Jeffrey Cohen, Alan Cohen, Lenore Katz, Broadway Partners and Meryl Cohen, individually and as custodian for Gabrielle Cohen, Jaclyn Cohen, Erica Cohen and Nicole Cohen (collectively, the "Sellers") the Option to acquire all the Preferred Shares owned by the Sellers. Under the terms of the Option Agreement, the Option was exercisable during the Option Term commencing on July 15, 1998 at 2:00 p.m. (Pacific Time) and terminating on October 14, 1998 at 11:59 p.m. (Pacific Time). Pursuant to a letter agreement from Mr. Casey to the Sellers executed on October 13, 1998, the termination date of the Option Term was extended from October 14, 1998 at 11:59 p.m. (Pacific Time) to November 5, 1998 at 11:59 p.m. (Pacific Time).

Item 7. Material to be filed as Exhibits.

Exhibit 1. Letter Agreement executed on October 13, 1998 from John P. Casey to Robert Cohen as representative of the Sellers.

                                                               -----------------
                                                               Page 4 of 4 Pages
                                                               -----------------


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    /s/ JOHN P. CASEY
Date:  October 13, 1998             ------------------------------------------
                                    John P. Casey

                                                                     Exhibit 1


                                 John P. Casey
                          10220 River Road, Suite 115
                            Potomac, Maryland 10854


                                October 13, 1998



Dr. Robert Cohen
1500 Hempstead Turnpike
East Meadow, New York 11554

Dear Bob:

     This letter, when executed by you, will confirm our understanding that you and the other "Sellers" as defined in the Option Agreement dated July 15, 1998 among the Sellers and me (the "Option Agreement") have agreed to extend the "Term" of the Option until 11:59 p.m. (Pacific Time) on November 5, 1998. All other terms of the Option Agreement shall continue in full force. Your signature below also confirms that you have the authority to execute this extension on behalf of each of the Sellers.

                                   Very truly yours,


                                   /s/ John P. Casey
                                   --------------------------------
                                   John P. Casey


Agreed and Accepted by and
on behalf of each of the Sellers on
this ___ day of October, 1998


/s/ Robert Cohen
-----------------------------
    Dr. Robert Cohen




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